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04012497

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO Surgutneftegas

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FILE NO. 82- 4302 FISCAL YEAR 12-31-02

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/2/04

82-4302

AR/S

04 JAN 20 AM 7:21 12-31-02

SURGUTNEFTEGAS

ANNUAL REPORT 2002

OPEN JOINT-STOCK COMPANY

SURGUTNEFTEGAS



ANNUAL REPORT 2002

Oil production


thousand tons
35,171
37,573
40,621
44,028
49,207
50,000
45,000
40,000
35,000
30,000
1998
1999
2000
2001
2002

Gas production


mn cub m
10,331
11,118
11,210
11,103
13,304
14,000
13,000
12,000
11,000
10,000
1998
1999
2000
2001
2002

Sales


RUR mn
25,770
80,827
156,667
147,136
185,821
200,000
150,000
100,000
50,000
0
1998
1999
2000
2001
2002

Balance sheet profit


RUR mn
6,076
42,715
86,259
64,994
61,210
90,000
60,000
30,000
0
1998
1999
2000
2001
2002

Total dividend payments


RUR mn
287.9
1,376.9
2,851.1
1,949.2
1,882.6
3,000
2,000
1,000
0
1998
1999
2000
2001
2002*

Share dividend


kop.
0.916
0.916
8.6
2
18
4.1
10
3.3
9.6
3.2
preferred shares
ordinary shares
20
15
10
5
0
1998
1999
2000
2001
2002*

The financial performance is shown adjusted to ruble denomination and share split
*** Recommended by the Board of Directors**

CONTENTS

ADDRESS BY DIRECTOR GENERAL



Dear shareholders!

Surgutneftegas has completed its tenth year of operation. The year 2002 marked a next stage in the process of economic advance and attaining our objectives. The Company showed dramatic production growth, ensured cost control, continued to implement new technologies and took drastic measures in diversifying our business and improving corporate governance, which resulted in achieving its financial results.

During the year under review the Company more than doubled production growth rate. We raised hydrocarbon production by 14% and reached 12% and 20% of oil and gas production growth respectively. Total hydrocarbon production amounted to 62.5 mn tons.

Implementation of cost control program in oil and gas production sector resulted in cost savings of about RUR 2 bn. In the course of the year we were extensively introducing and applying side-track, multi-barreled well construction, resource saving and low-waste technologies which contribute to enhanced production efficiency, increased volumes of recoverable hydrocarbon reserves at current resource base and higher level of environment production safety.

Much progress was made by the Company in terms of product line diversification. We set up a complete production cycle of associated petroleum gas utilization, processing and marketing of finished products. In 2002 Surgutneftegas processed about 3 bcm of associated petroleum gas. In the short term we plan to increase contribution of this sector to overall financial performance of the Company. To this end we intend to upgrade and expand gas-processing capacities.

Active measures were taken by the Company in developing electricity generation based on gas turbine power stations. In 2002 we generated 280 mn kW/h of electricity and started constructing 5 new power stations, which, after start-up, will ensure over six-fold increase in annual electric-power production.

In the refining sector Surgutneftegas focused on increasing conversion factor of oil refining and expanding petrochemical production. We completed preliminary works for construction of a mazut hydrocracking complex at Kirishinefteorgsintez refinery and entered upon equipment procurement. The Company started producing three types of fuel meeting international standards. Production of petrochemicals grew by over 11%.

Given that tax burden increased due to changed tax law of the Russian Federation, the Company assigned the objective of bringing down profit reduction against previous year level. Production growth, favorable price performance and strict cost control allowed for reaching target rate, namely 23% growth of consolidated net sales revenue and 7% drop of current year profit.

Along with meeting business development challenges Surgutneftegas worked actively to improve corporate governance, which resulted in publishing its US GAAP financial statements that proved high cost effectiveness of the Company. We are confident that release of financial statements in accordance with international standards will encourage development of corporate governance and mutual understanding between the Company and its shareholders.

In terms of economic, social and environmental interests the Company, with its ten-year experience of corporate governance development, has always been committed to balance-oriented approach in order to meet present day requirements without prejudice to future generations' needs. We regard the results achieved as an interim step towards setting up a diversified dynamic VIC demonstrating competitive advantage on sales markets and ensuring regular income for our shareholders and good salaries for our employees. I feel confident that our principal values including integrated management team, highly-skilled staff, shareholders' support and trust will be the main drivers behind achieving our planned goals.

Director General
OJSC «Surgutneftegas»

Vladimir L. Bogdanov

OJSC «SURGUTNEFTEGAS»: TEN YEARS IN BUSINESS



MAJOR FACTORS FOR THE COMPANY'S SUCCESSFUL PERFORMANCE

Stable dynamic growth: annual oil production gain totaled 8-12%.

Setting-up and developing the first in the sector complete cycle including production, refining and marketing of gas used as a source for in-house electricity generation together with manufacturing of finished products and raw products for petrochemistry.

With effective performance of service subdivisions established, the Company ensures its dynamic growth, production effectiveness and constant quality development of its operating process.

Extensively applying new technologies and world practices, implementing unique research and development results of the Company's R&D Institute and the RF research centers.

Producing goods that meet international quality requirements. Trade name of the Company's refinery is well-known in more than 50 countries worldwide.

Introducing advanced information technologies in computer-aided manufacturing and management accounting enhancement.

Maintaining and developing environment production safety and applying resource saving technologies.

Developing human resources management based on recruitment of highly-skilled staff, personnel career development and advance training.

Ensuring social safety net and recreational arrangements for employees, creating proper working and living conditions for personnel, developing sport, providing social guarantees for retired employees and pensioners.

Participating in major social and cultural activities of the state.





MILESTONES IN THE HISTORY OF OJSC «SURGUTNEFTEGAS»:

— the buildup of production complex capacities;

— the establishment of the «Surgutneftegas» Group, the effective integrated technological complex out of various enterprises differing in structure and the level of technological advancement;

— the transformation of a production association into a vertically integrated company which was to become a leader in the Russian economy.

WHAT MAKES OJSC «SURGUTNEFTEGAS» A LEADER IN THE RUSSIAN ECONOMY?

— the volume of proved hydrocarbon reserves makes it a member of a trio of Russian biggest oil companies;

— for several years it has enjoyed one of the highest levels of capitalization in Russia;

— its financial indicators are among the best in the Russian oil industry;

— its investments are the most lucrative in the country;

— it is the third biggest oil producer; it is responsible for every eighth ton of oil produced in the country;

— it is the biggest gas producer among Russian oil producers; it extracts every third cubic meter of overall gas extracted in the country;

— for a number of years it has been retaining the leading position in development drilling; it is responsible for every fourth drilled meter;

— in terms of exploration drilling, it is one of the leaders in the oil industry; 24% of overall exploration is performed by the Company;

— «KINEF» Ltd. is responsible for over 40% of AI-96, AI-98 gasoline and for 70% of top-grade diesel fuel with a sulfur content of 0.05% produced in the country;



— all detergents produced in Russia and over 10% of those produced in Europe are manufactured on the basis of products of the LAB-LABS complex being a part of the Company;

— the Company's refinery is the biggest in the country in terms of production of high-quality bituminous polymeric materials for roofing and insulating.

NOWADAYS OJSC «SURGUTNEFTEGAS» IS

a vertically integrated company which is involved in

— exploration and extraction of hydrocarbons: search for, exploration and exploitation of oil and gas fields;

— production and marketing of oil products: crude oil processing, whole sale and retail sale of oil products and associated services;

— petrochemical products manufacturing: hydrocarbon processing with the yield of materials used to produce various chemical products;

— gas processing and electricity generation: associated petroleum gas processing, merchantable gas marketing, construction and operation of gas turbine power plants operating on associated gas.

THE COMPANY IS COMPRISED OF:

— OJSC «Surgutneftegas», one of the biggest oil and gas production enterprises in Russia;

— the oil refinery «KINEF» Ltd., one of the biggest refineries in Russia in terms of oil processing;

— five oil products supply enterprises — «Pskovnefteprodukt» Ltd., «Kaliningradnefteprodukt» Ltd., «Novgorodnefteprodukt», Ltd., «MU «Tvernefteprodukt» Ltd., OJSC «Lennefteprodukt».





THE COMPANY operates internationally as well as in the largest regions of Russia.

Western Siberia is where the Company produces oil and gas. It possesses 49 license areas with considerable resources located in Khanty-Mansiysky and Yamalo-Nenetsky Autonomous Okrugs, the Tyumenskaya Oblast.

The northwest of Russia with Leningradskaya Oblast is where it refines its oil. There the Company possesses the refinery «KINEF» Ltd.

The northwest of Russia, St. Petersburg, Leningradskaya, Tverskaya, Pskovskaya, Novgorodskaya, Kaliningradskaya Oblasts, a number of countries in Western Europe are where it sells its oil products.

The city of Surgut, Tyumenskaya Oblast is the location of the Company's headquarters.

THE COMPANY'S BUSINESS PHILOSOPHY

For many years, the integrity of economic, social and ecological factors taken into account in managerial decision-making in all spheres of its activity has been the philosophy and has determined the quality of the Company's business ethic.

OJSC «Surgutneftegas» makes a considerable contribution to the Russian economy. Indeed, it buys suppliers' and contractors' services, places production orders among component manufacturers, fosters cooperation with scientific and research institutes, all these promote the social and economic development of the Russian regions.

The Company's operating process is environmentally friendly; the Company actively introduces advanced technologies making it possible to lower the impact on the environment. Today the Company employs a number of unique environmentally sound technologies and technological complexes. Over the past years, the annual financing of the Company's ecological programs has reached 3% of sales.

Given that nowadays the business is becoming more intellectual and technology-oriented,



the Company puts more emphasis on encouraging personnel's proficiency and creativity.

The Company's scheme of continuing professional education lets it systematically provide its staff with training and increase qualifications of personnel. The Company's Polytechnic Education Center allows OJSC «Surgutneftegas» to profit from providing training courses for other companies' staff as well as to increase effectively its own manpower's proficiency.

Annually the Company hires 300-500 graduates of Russian major universities, it takes pride in its «labor dynasties» counting over 250 families with an aggregate employment history of each «dynasty» being 100 years and more.

The Company's policy on social security guarantees is based upon the senior management's partnership with the staff, the Labor Contract making the Company's employees eligible for various social benefits, guarantees, refunds and for the participation in the reward scheme.

Being a publicly and socially conscious company, it subsidizes and promotes the development of Russian culture institutions, partakes in resolving social problems in the regions of its activity.

The Company is actively involved in charity activities, making donations to education and health care programs, to restoration work on temples and monuments of architecture, to the stimulation of child artistic creativity. For a number of years the Company has been sponsoring the State Tretyakov Gallery and the Russian Museum, the Vakhtangov State Academic Theater and the St. Petersburg Academic Maly Theater — Theater of Europe, the St. Petersburg Shostakovich State Philharmonic, the St. Petersburg State Theatre of Musical Comedy, the St. Petersburg Komissarzhevskaya Academic Theater.


СУРГУТНЕФТЕГАЗ

ACKNOWLEDGEMENT OF THE COMPANY'S ACTIVITIES

Petroleum Intelligence Weekly ranks the Company the 24th among global oil companies while Petroleum Finance Company's PFC 50 edged it from the 30th position up to the 25th in 2002.

The Company is a two time winner in the nomination «For the Highest Financial Effectiveness» and is the «Golden Olympus» National Prize laureate, also it became the winner of the Second All-Russian Competition «Russian Organization of High Social Effectiveness» which had brought together around 1000 enterprises, additionally the Company has many times won the All-Russian Competition «1000 Best Russian Businesses».

Numerous prestigious international prizes and awards include two golden cups «For Effective Environmental Management», prizes for highly effective and quality business doing.

«KINEF» Ltd., the Company's refinery, has been twice recognized as the best one among 1000 Russian enterprises, also it has received prizes from the Governments of the RF and Leningradskaya Oblast. The fact that roofing and insulating materials are considered to be the best Russian made products shows that the refinery is one of the leaders in the domestic oil processing.

2002 EVENTS

February, the company PETROLEUM FINANCE published the rating of 50 major global companies of the energy sector in which OJSC «Surgutneftegas» fared better than its Russian peers with its 33rd position.

Late April, the Company commenced the commercial development of Saninskoe oil field.

May 16th, Vladimir L. Bogdanov, Director General of OJSC «Surgutneftegas», and Valery P. Serdyukov, Governor of Leningradskaya Oblast, considered prospects of the construction of a refinery nearby the oil-loading port of Primorsk.

May 22nd, Vladimir L. Bogdanov, Director General of OJSC «Surgutneftegas», held a meeting with Leonid D. Kuchma, President of Ukraine. They addressed the issues of supplying Ukrainian refineries with oil and discussed the Company's investment plans.

May 31st, 2002, the Company published its US GAAP financial statements for 1999-2000.

June, the Company participated in the international exhibition «Oil and Gas 2002».

June 18th, 2002, in conformity with the resolution passed by the Quotation Committee, common and preferred shares of OJSC «Surgutneftegas» were entered into the Quotation List, II Level of the Non-Commercial Partnership «RTS Stock Exchange». Thus the Company got its shares listed at the Russian stock market.

September, the Company won the competition «The Best Company in the Khanty-Mansiysky Autonomous Okrug».

September 2002, it was granted a license to develop Severo-Labatyugansky area where the Company at its own expense had been searching for and evaluating the resources since 1999.

In September the daily production hit the level of 1 million barrels.

Early November, the Company put into commercial production Zapadno-Maslikhovskoe oil field.

November 20th, 2002, the Company published US GAAP financial statements for 2001.

November 29th, 2002, «KINEF» Ltd. won the nomination «For the Most Effective Exploitation of All Types of Resources» at the VI All-Russian Competition «The Best Russian Enterprise».

KEY OPERATING RESULTS OF OJSC «SURGUTNEFTEGAS»

CONSOLIDATED PRODUCTION FIGURES

Item	Unit	2002
Crude oil production	mn tons	49.2
Gas production	bcm	13.3
Initial hydrocarbon processing	mn tons	15.2
Oil products manufactured:	mn tons	14.5
— motor petrol		1.6
— diesel fuel		3.6
— jet kero		0.9
— mazut		7.4
— other		1.0
Total capital investment	RUR mn	41,331.5
— oil production		38,542.4
— oil refining		2,618.4
— marketing		170.7
Oil wells brought onstream	wells	904
incl. controlled directional wells		807
horizontal		97
Petrol filling stations commissioned and overhauled	stations	22
Average number of wells on stream	wells	15,476
Number of petrol filling stations in operation	stations	302
Average number of personnel	persons	
— oil production		86,108
— oil refining		6,318
— marketing		3,745

FINANCIAL FIGURES

Sales revenue (goods, work, services)	RUR mn	185,821.0
Cost of production (goods, work, services marketed)	RUR mn	111,829.1
Profit of accounting period	RUR mn	61,210.2
Net profit	RUR mn	10,422.7
Annual average value of assets	RUR mn	466,365.6
Sales margin	%	33.6
Dividend per one share*		
— ordinary	kopecks	3.2
— preferred	kopecks	9.6

* As recommended by the Board of Directors

RESOURCE POLICY





IT IS THE COMPANY'S ESTABLISHED POLICY TO INCREASE HYDROCARBONS RESERVES IN THE MAJOR REGIONS OF ACTIVITY AND TO ENLARGE THE RESOURCE BASE THROUGH GEOGRAPHICAL EXPANSION.

THE COMPANY'S RESOURCE BASE IS COMPRISED OF 67 OIL AND GAS FIELDS LOCATED AT 49 LICENSE AREAS IN KHANTY-MANSIYSKY AND YAMALO-NENETSKY AUTONOMOUS OKRUGS. THE RESOURCE BASE IS BELIEVED TO BE CONSTANTLY GROWING; INDEED, THE GEOLOGICAL AUDIT STATES THAT THE COMPANY'S PROVED HYDROCARBON RESERVES LIFE IS AROUND 20 YEARS.

RESERVES ADDITIONS

In the reporting year the Company was enlarging its oil and gas reserves thus complying with its long-term prospecting program that included exploration work at 39 structures and 22 fields as well as deep drilling at 29 structures. The exploration drilling reached the level of 285,200 meters, an 8% growth.

The outcome of the exploration program was two new oil fields, Zapadno-Karpamanskoe and Ovlikhlorskoe, as well as 9 new oil pools at 6 fields being exploited.
The reserves at the Company's license areas grew 17.6% to 42 mn tons of oil, as compared with the previous year, that allowed for an 85.4% compensation for oil having been produced during the twelve month period.

Exploratory drilling


thousand m
164.7
204.4
225.3
264.2
285.2
300
250
200
150
1998
1999
2000
2001
2002

Oil reserves additions


mn tons
24.5
27.7
34.8
35.7
42.0
45
40
35
30
25
20
1998
1999
2000
2001
2002

RESERVES ACQUISITION

In the year under review the Company was expanding its resource base through acquisition of new oil and gas reserves. We went on searching for and evaluating prospective licensed blocks in both the regions of the Company's activities and other Russia's oil- and gas-bearing regions.

As a result the Company purchased two licensed blocks — Severo-Labatyugansky and Severo-Yuryevsky — with recoverable reserves totaling 19.5 mn tons of oil. Surgutneftegas also obtained licences to explore three prospective licensed blocks.

RESERVES EVALUATION FIGURES

In accordance with the report of DeGolyer and MacNaughton, who had evaluated the Company's recoverable reserves in Khanty-Mansiysky and Yamalo-Nenetsky Autonomous Okrugs as of December 31, 2001, recoverable oil and gas reserves had totaled 2,453.3 mn tons. Oil reserves had reached 2,018.2 mn tons, an increase of 1.7%. Gas reserves had fallen to 435.1 bcm, a decrease of 14.0%.

PLANS AND PROSPECTS

In 2003, the Company will go on expanding its resource base through exploration and acquisition of new oil and gas reserves. We are planning to perform exploratory works at 20 fields and 52 structures and start deep-hole exploration works at 20 structures. As part of additional exploration of underlying beds Surgutneftegas will also deepen 31 producing wells. An increase in reserves is projected to total 35 mn tons of oil.

Surgutneftegas is planning to keep on searching for new oil and gas reserves in the RF to purchase.

SURGUTNEFTEGAS'S RECOVERABLE RESERVES AUDITED AS OF DECEMBER 31, 2001

Reserves category	Oil and Condensate		Gas	
	mn tons	mn barrels	bcm	bcf
Proved	923.8	6,641.9	334.3	11,807.6
Probable	410.0	2,959.6	78.7	2,781.5
Total	1,333.8	9,601.5	413.0	14,589.1
Possible	684.4	4,934.3	22.1	782.9
Total	2,018.2	14,535.8	435.1	15,372.0

OIL AND GAS PRODUCTION



IN THE UPSTREAM SECTOR SURGUTNEFTEGAS WAS TRYING TO INCREASE PRODUCTION AND IMPROVE ITS INDUSTRIAL EFFICIENCY. IN 2002, THE COMPANY TOOK STEPS TO CONTROL COSTS AND EXTENSIVELY INTRODUCE NEW TECHNOLOGIES. CONSTRUCTING BRAND-NEW PRODUCTION CAPACITIES AND EFFICIENTLY UTILIZING OPERATING CAPACITIES THE COMPANY MANAGED TO INCREASE OUTPUT.

IN THE YEAR UNDER REVIEW THE COMPANY INCREASED OUTPUT OF HYDROCARBONS. OIL PRODUCTION BOOSTED TO THE LEVEL OF 49.2 MN TONS, AN 11.8% INCREASE; GAS PRODUCTION AMOUNTED TO 13.3 BCM, A 19.8% INCREASE. CAPITAL INVESTMENTS IN THE SECTOR TOTALED RUR 38,542 MN.

FIELDS DEVELOPMENT

In the reporting year 35 oil and gas fields were either under development or under production.

Three new fields — Saninskoe, Zapadno-Maslikhovskoe and Severo-Yuryevskoe — were put into commission in 2002. The Company started to operate 14 producing wells at these fields.

Development drilling climbed to 2.5 mn m, a 13.9% increase. Surgutneftegas launched 904 producing wells, inclusive of 97 horizontal ones.

Our measures to increase the efficiency of operating stock utilization resulted in a higher utilization rate, which had grown by 1% to 0.895.

In the reporting year, there was a 4.7% increase in the average number of wells on stream y-o-y, their number grew to 15,476. New oil wells, bringing shut-in wells back into production

Investments in oil production

RUR mn	1998	1999	2000	2001	2002
	5,844	13,881	33,122	45,847	38,542


50,000
40,000
30,000
20,000
10,000
0
1998
1999
2000
2001
2002

Wells costruction


wells
548 81
556 92
665 96
758 85
807 97
Controlled directional wells
Horizontal wells
1,000
800
600
400
200
0
1998
1999
2000
2001
2002

New wells additional oil production


mn tons
1.6
1.9
2.0
2.0
2.7
3
2
1
0
1998
1999
2000
2001
2002

and other geological and technical measures let the Company produce an additional 4.7 mn tons of oil.

GAS PRODUCTION

In the reporting year, one of the main lines of the Company's activities in the associated petroleum gas production sector was building up new facilities for gas production and transportation, reducing costs, modernization of production, treatment and transportation equipment, and constructing gas turbine power stations at remote fields.

As part of these activities, the Company constructed gas pipelines at Lukyavinskoe, Nazargaleevskoe and Bittemskoe fields and started to construct five gas turbine power stations, which are located at Russkinskoe, Lyantorskoe, Bittemskoe and Lukyavinskoe fields and have the total capacity of 156 MW.

On the whole, brand-new petroleum gas production and treatment facilities as well as improved ones resulted in the 95.5% gas utilization rate throughout the Company.

COST CONTROL PROGRAM

One of the Company's priorities is tight cost control and improving the efficiency of use of resources.

We annually develop cost control programs, which encompass all of the Company's spheres of activities and include measures to reduce resources consumption and improve the Company's organizational structure.

The implementation of the cost control program in 2002 resulted in cost savings of RUR 1.9 bn (a 63% increase), i.e. RUR 15.74 per ton of oil. Production activities (oil production, gas production and treatment) account for

Operating well stock utilization


0.858
0.874
0.881
0.886
0.895
0.9
0.85
0.8
1998
1999
2000
2001
2002

Gas utilization ratio


94.6
95.8
95.3
95.5
95.5
100%
95%
90%
1998
1999
2000
2001
2002

the biggest part of the savings — 60%. Drilling accounts for the total savings of 16%, auxiliary activities — 15%, construction, and social sphere account for 5% and 2% of the savings correspondingly. The Company also gained savings by reducing electricity costs and resources consumption, as well as costs of fixed assets complete overhaul.

In the year under review, the Company went on optimizing shift teams transportation, which allowed to reduce the transportation costs by RUR 6.7 mn and was also improving its organizational structure and the structure of its assets. As part of the structural improvements program, Surgutneftegas continued the transfer and spin-off of non-production facilities as well as liquidation of the Company's non-profitable structural divisions.

PLANS AND PROSPECTS

In 2003, the Company plans to boost hydrocarbons production to 66.4 mn tons, including 52.8 mn tons of oil and 13.6 bcm of gas. Surgutneftegas will launch some 900 new wells and treat over 7 thousand producing wells using a wide scope of stimulation methods. We will also hydrofrac 315 wells and side-track 274 wells, as well as go on constructing gas-producing facilities and gas-turbine power stations at remote fields.

The year 2003 is to witness commissioning of six new fields — Zapadno-Chigorinskoe, Ulyanovskoe, Tretyakovskoe, Severo-Tonchinskoe, Severo-Seliyarovskoe, and Severo-Ai-Pimskoe.

Cost control program in the upstream sector


RUR mn
722
449
855
1,191
1,945
2,000
1,600
1,200
800
400
0
1998
1999
2000
2001
2002

Cost control program effect in the upstream sector in 2002

- production activities 1,193
- auxiliary activities 296
- social sphere 34
- construction 101
- drilling 321



OIL REFINING, GAS PROCESSING AND PETROCHEMISTRY



SURGUTNEFTEGAS'S ACTIVITIES IN THE DOWNSTREAM SECTOR ARE FOCUSED ON DIVERSIFICATION OF THE COMPANY'S BUSINESS, EXPRESSED IN MANUFACTURING OF OIL AND GAS DERIVATIVES AND PETROCHEMICAL PRODUCTS.

THE COMPANY'S DOWNSTREAM SECTOR IS BEING DEVELOPED THROUGH IMPLEMENTATION OF NEW TECHNOLOGIES AND EXPANSION OF THE PRODUCTION FACILITIES, WHICH IMPROVE THE EFFICIENCY AND UPGRADE THE QUALITY OF THE GOODS PRODUCED. TO THIS EFFECT WE ALSO DIVERSIFY OUR PRODUCTS MEETING THE MARKET DEMAND.

GAS PROCESSING

Given its considerable gas reserves and production level, the Company strives to raise the sector's profitability through building a complete gas production, processing and sales chains.

In the year under review, the Company's Gas Processing Division, established in January 2002, processed over 2.8 bcm of gas, which accounts for 21% of the annual production. The Division produced some 2.6 bcm of dry gas and 337 thousand tons of liquid hydrocarbons, including 267 thousand tons of broad fractions of light hydrocarbons, 65.2 thousand tons of gas condensate distillate and 4.7 thousand tons of propane.

In 2002, the Company was working to expand production facilities and improve the quality of the products. To this effect Surgutneftegas was renovating and upgrading its gas processing facilities and invested some RUR 600 mn.

OIL REFINING AND PETROCHEMISTRY

On the downstream side our refinery «KINEF» Ltd. (Kirishi, Leningradskaya Oblast) was upgrading its facilities in order to improve the technological processes and achieve higher equipment reliability. The Company was also preparing to construct a hydrocracker, which will significantly increase the oil conversion rate.

In the year under review, Surgutneftegas invested some RUR 2,618 mn in the development of its downstream sector, including RUR 2,110 mn employed to upgrade the production facilities and RUR 508 mn invested in the hydrocracker project. In 2002, the Company was handling preparatory works for construction of the hydrocracker and selected the general contractor for this project.

In 2002, the Kirishi refinery processed 15.2 mn tons of oil and produced 1,633 thousand tons of motor gasoline, 895 thousand tons of jet fuel, 3,600 thousand tons of diesel oil and 7,371 thousand tons of mazut.

As part of the improved quality and higher competitiveness program the Company branched out three new types of fuel that are more environmentally friendly and comply with the international standards.

The Company makes great efforts to control the quality of products based on the ISO 9002 three-level production quality control system. The refinery's state-of-the-art laboratory analyzes and controls the quality of the goods produced, using analysis techniques adopted in Western countries.

PLANS AND PROSPECTS

Regarding gas processing as an activity that holds much promise, the Company plans to continue upgrading its gas processing plant. In 2003, Surgutneftegas will start constructing the 3rd gas treatment facility, which will allow to increase the overall processing volume up to 6 to 7 bcm annually. We will utilize the capacity with the gas produced at the Lyantorskoye oil field.

The Company will keep on improving its technological processes and reequipping its facilities. We shall also go on improving the quality of the goods produced and expand the assortment of the Kirishi refinery's products.

Surgutneftegas places high on the agenda the hydrocracker project, which the Company will continue to construct in 2003.

Investments in the upstream sector


RUR mn
211
573
1,320
2,965
2,618
investments in deep refining complex
3,000
2,000
1,000
0
1998
1999
2000
2001
2002



HAVING ACQUIRED THE PROCESSING ASSETS OF THE FORMER SURGUT GAS PROCESSING PLANT, THE COMPANY ESTABLISHED IN JANUARY 2002 A NEW STRUCTURAL UNIT — THE GAS PROCESSING DIVISION.

The Division's projected capacity is 4.3 bcm per year. The brand-new structural unit is to process associated petroleum gas flowing from the Company's fields.

Being equipped with state-of-the-art facilities, the division produces dry stripped gas and liquid hydrocarbons, such as broad fraction of light hydrocarbons, propane, natural stable gasoline, and liquefiable hydrocarbon gases (for domestic and municipal use). In the reporting year, the division increased its capacity utilization rate by 35% as compared with the start-up period.

In 2003, in order to replace the morally obsolete equipment, the Company is planning to reconstruct the production facilities. Surgutneftegas is also planning to improve the process control system safety and reliability level.





REFINING MARKETING





THE DEVELOPMENT OF THE COMPANY'S MARKETING SECTOR IS AIMED AT ENHANCING THE WHOLESALE AND RETAIL SYSTEMS, AS WELL AS OPTIMIZATION OF OIL PRODUCTS SUPPLIES LOGISTICS AND EXPANSION OF THE RETAIL NETWORK.

Investments in marketing


RUR mn
60
71
168
159
171
200
160
120
80
40
0
1998
1999
2000
2001
2002

The Company's sales network consists of five firms, which work in the northwest of Russia and lead the region's fuel markets. Given the market environment for our marketing associations, we are positioning our sales network as a network of state-of-the-art petrol filling stations selling top-quality products and providing their clients with a wide range of services.

Surgutneftegas's petrol filling stations render car services and develop related goods trade. The stations have cafes. Clients of the petrol filling stations may pay by fuel cards, issued by the marketing associations, and international plastic cards.

The oil products sold are top-grade, as we deliver them directly from the Kirishi refinery. Their quality is monitored at the marketing associations' oil products certification laboratories.

In 2002, Surgutneftegas's marketing associations were selling products both by wholesale and by retail, and were also rendering products transshipment and storing services. Committed to its sales network development strategy, the Company is endeavoring to increase its market share and volume of sales at the petrol stations. In the reporting year, the Company's oil products wholesales and retail sales volumes did not change as compared with the previous year. The total sales through the Company's distribution network decreased due to changes in the transshipment supplies logistics and amounted to 698 thousand tons.

Improving and expanding its distribution network, the Company in 2002 invested RUR 171 mn, having constructed and improved 22 petrol filling stations.

PLANS AND PROSPECTS

In the future the Company intends to proceed with improving the wholesales and retail systems, expanding its distribution network and strengthening its positions in the marketing associations' markets. We will be extending the scope of services rendered at the petrol stations and continue developing the related products trade and the quality monitoring system.

Turnover of marketing units


thousand tons
369.5
625.4
763.2
902.1
698.3
1,000
750
500
250
0
1998
1999
2000
2001
2002

Turnover structure of marketing units in 2002

Motor petrol	332.1
Diesel oil	217.0
Mazuts	6.2
Other oil products	143.0



THE ANCIENT CITY OF PSKOV, A JEWEL IN RUSSIA'S CROWN, HAS BEEN LONG RENOWNED FOR ITS MAGNIFICENT HISTORICAL MONUMENTS AND ASTONISHING CULTURAL SITES. PSKOV SCHOOL OF ZODCHESTVO AND ICON-PAINTING IS WORLD FAMOUS.

THROUGHOUT ALL ITS HISTORY, THE CITY, WHICH WAS KEEPING THE NORTH-WESTERN FRONTIER OF THE COUNTRY AGAINST THE ENEMIES, WAS AN INDEPENDENT AND UNIQUE SETTLEMENT. IT WAS THE PSKOV VECHE (POPULAR ASSEMBLY) THAT LAID THE FOUNDATION OF DEMOCRACY IN RUSSIA.







Pskov is a city of architects. It is like an open-air museum. Nevertheless, Pskov is not just its heroic past.
The citizens of Pskov enter the XXI century with new strivings and aspirations.
They are eager to add new chapters to the book of glorious 1,000-year-long history of their native city.

Celebrating Pskov's 1,100th anniversary, all Russia honours it as one of the country's most ancient cities and the nurse of Russian culture and statehood.

SURGUTNEFTEGAS PROMOTES CONTACTS WITH THE REGIONS OF ITS BUSINESS BASED ON THE SOCIAL PARTNERSHIP PRINCIPLES. ALONG WITH ADDRESSING SOCIAL AND ECONOMICAL ISSUES OF THE REGIONS, THE COMPANY ACTIVELY SUPPORTS THEIR CULTURE AND LAYS A GREAT EMPHASIS ON RECONDITIONING OF HISTORICAL MONUMENTS AND CULTURAL SITES, REGARDING THIS AS A WAY TO UNITE THE PAST AND THE FUTURE OF EACH REGION.

«Pskovnefteprodukt» Ltd. is the region's largest oil product marketing company. It annually pays one of the largest amounts in taxes in Pskovskaya Oblast.

Both its partners in Russia and abroad know Pskovnefteprodukt to be a reliable and trustworthy firm.

Pskovnefteprodukt's high service quality and products' top quality guarantee, as well as ready availability of a wide range of goods, all have contributed to the firm's coming to the front of the region's fuel market.

At the present time Pskovnefteprodukt consists of 9 branches, 9 petroleum depots, 65 petrol filling stations, 5 service stations, and 7 tank farms where the firm stores and issues oil products.

Over the past few years Pskovnefteprodukt has been annually taking onto the books fixed assets worth no less than RUR 65 mn and sustaining investments at over RUR 66 mn. Every year sees a 30-40% increase in the firm's sales of related products and services.




95
92
76
ДТ


СУРГУТНЕФТЕГАЗ

INTRODUCTION AND APPLICATION OF NEW EQUIPMENT AND TECHNOLOGIES



CONSISTENT INTRODUCTION AND APPLICATION OF THE MOST ADVANCED EQUIPMENT AND STATE-OF-THE-ART TECHNOLOGIES, AND MODERNIZATION AND RENOVATION OF PRODUCTION ARE THE PRIORITY AREA OF THE COMPANY'S ACTIVITIES.

THE COMPANY'S HEAVY INVESTMENTS IN NEW TECHNOLOGIES, MODERNIZATION, AND RENEWAL OF PRODUCTION DURING THE LAST FEW YEARS MAKE IT POSSIBLE FOR THE COMPANY TO GAIN A COMPETITIVE ADVANTAGE IN TERMS OF ORGANIZATIONAL EFFECTIVENESS AND THE PRODUCTION PROCESS, AND TO YIELD A FUTURE RETURN.

NEW EQUIPMENT AND TECHNOLOGIES INTRODUCED INTO OUR OPERATING ACTIVITIES HELP US REALIZE THE COMPANY'S PRODUCTION POTENTIAL, FOLLOW OUR COST-CUTTING POLICY, AND ENSURE SUSTAINABLE AND SAFE PRODUCTION.

Oil production due to EOR and new technologies


14
19
29
35
39
50%
40%
30%
20%
10%
0%
1998
1999
2000
2001
2002

NEW EQUIPMENT AND TECHNOLOGIES

To develop oil reserves, which are difficult to recover, we use over 40 enhanced oil recovery methods. The most effective technologies are reservoir hydrofracturing, sidetracking on existing wells, and multi-barreled well construction. Comprehensive application of EOR methods will make it possible to put on production 500-700 mn tons of oil from the Company's current reserve base which could not be produced earlier.

In 2002, the effect of 7,700 EOR and reservoir stimulation well-operations amounted to more than 5.5 mn tons of oil, that is 11% of total oil production, or 39% taking into account the effect of operations performed in the past years.

State-of-the-art technologies cannot be applied without new equipment, that is why the Company is implementing its technical re-equipment program. The best emerging technologies and new equipment are tested, and many of them are later put into production.

On oil production side, the Company performed 227 technical re-equipment operations, including construction of gas turbine power plants, installation of new electric centrifugal pumps, application of biopolymer drilling mud to well construction, and utilization of clean bore mud for multiple well platform construction. The economic effect of these operations in 2002 exceeded RUR 2 bn.

In line with the technical re-equipment program, the Company is engaged in replacement, modernization, and reconstruction of its production facilities and equipment at its refinery. The major refining project is construction of the deep oil refining complex, which is aimed at increased output of light oil products, more diversified production and higher quality of the goods.

The Company's marketing units are upgrading the petrol filling station network, introducing the non-cash payment system, electronic record maintenance system, and oil product deliveries at tank farms.

The technological level of the Company's business allows us to view the introduction of new equipment and technologies, production modernization and re-equipment as being inseparable from ecological safety and environment protection issues. We introduce equipment and technologies, which enable us to significantly reduce the environmental hazard as well as to increase production process efficiency. So, due to its efforts to bring the gas utilization rate to conformity with requirements of license agreements, the Company could set up a full cycle of gas production, processing and marketing, and its efficiency and importance for the Company's activities is consistently getting higher.

The Company lays great emphasis on introduction of up-to-date information systems to both production and management, thus making it possible for the Company's units to effectively interact and coordinate their activities within the framework of a single management system. In 2002, we proceeded with implementation of a single management system based on the integrated system mySAP Business Suite.

During the year under review, we also continued establishing our geo-information system. In 2002, as part of our geo-information system, we started to develop the information basis for ecological monitoring and launched the GPS receiver system.

Cost efficiency
of R&D projects


RUR mn
229
300
514
1,393
2,394
2,500
2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002

Cost efficiency
of innovation proposals


RUR mn
24
56
50
99
186
200
160
120
80
40
0
1998
1999
2000
2001
2002

R&D AND INNOVATION PROPOSALS

Research and development activities, including those in which the Company's R&D Institute «SurgutNIPIneft» participates, are targeted at further development and improvement of the applied technologies, higher efficiency of the Company's performance, and enhanced scientific and technical potential.

2002 saw 124 projects being implemented, including 59 projects of «SurgutNIPIneft». Most of them are focused on reservoir engineering, and EOR technology development. A special complex to model new EOR methods was put into operation.

The Company kept working on further improvement of technologies for oil refining and petrochemistry, and enhanced reliability of ecological protection. The total R&D costs in the reporting year amounted to about RUR 335 mn, while their economic effect reached RUR 2.4 bn, including more than RUR 2.2 bn due to application of technologies of various reservoir stimulation methods.

We implemented 1,634 proposals, which resulted in over RUR 186 mn savings.

ENVIRONMENT PROTECTION





THE COMPANY'S ENVIRONMENT PROTECTION POLICY IS BASED ON THE CONCEPT OF SUSTAINABLE DEVELOPMENT AND IS AIMED AT BALANCED SOLUTION OF SOCIOECONOMIC PROBLEMS, NATURE CONSERVATION FOR FUTURE GENERATIONS, AND ENVIRONMENTAL SAFETY OF PRODUCTION.

Every year we take part in a wide range of activities to minimize the adverse impact of production on the environment through introduction of resource-saving and low-waste technologies, environmental pollution prevention and efficient use of natural resources.

In 2002, as part of our «Ecology» program, we were engaged in construction of nature conservation facilities, conservation and rehabilitation of land, air and water resources, and natural environment and production facilities monitoring. We carried out a number of measures to prevent pipeline breaks, to neutralize and utilize industrial waste, and we also provided environmental training.

On oil production side, in our efforts to reduce the number of pipeline breaks, we commissioned 7 initial water draining units, replaced some pipelines and introduced corrosion protection. We kept on constructing gas turbine power plants, and facilities for associated petroleum gas utilization; some operation procedures were switched to gas. All this allowed us to bring the gas utilization rate to conformity with requirements of license agreements.

«Ecology» program financing


RUR mn
514
1,074
3,195
4,964
5,024
5,000
4,000
3,000
2,000
1,000
0
1998
1999
2000
2001
2002

Having utilized oily waste in line with our commitment to fully neutralize oil sludge, oil-contaminated soil and water, we were able to process all oil sludge and oil-contaminated sands at our neutralization and utilization facilities in 2002.

One of the most important components of the Company's water protection activity is to reduce water consumption from both surface and underground water bodies. The Company not only purifies and utilizes waste water, but it also uses this water for turnover water supply and does not discharge it into water bodies. In 2002, in the upstream sector, turnover water supply, full utilization of produced water, utilization of drilling wastewater during exploratory drilling led to reduction of the rate of artesian water consumption and the rate of surface water consumption by 7.3% and 11%, respectively, compared to the previous year. Processing plants at the Company's refinery in Kirishi were supplied with water from turnover water supply units with 99.7% water turnover ratio.

Throughout the year, we kept monitoring the state of environment on the territory of the Company's activity. This included water, soil, and atmospheric air monitoring, and emission source control as well.

In the downstream sector, we took steps to assure industrial safety while receiving, storing and delivering petroleum products. In this respect, we renovated our tank farms and petrol filling stations so that they meet up-to-date environmental requirements and world standards.

On the whole, the Company invested RUR 5.024 bn in its «Ecology» program in 2002.

PLANS AND PROSPECTS

In 2003, the Company will continue its principal environmental efforts envisioned by the «Ecology-2003» program. The program aims at reducing the impact of production activities on the environment, preventing accidents, reducing waste volumes, waste utilization, and environmental monitoring. The Company's environmental costs in 2003 are to exceed RUR 5 bn.

PERSONNEL DEVELOPMENT





DYNAMIC EXTERNAL ENVIRONMENT AND STATE-OF-THE-ART TECHNOLOGIES APPLIED IN ALL SPHERES OF THE COMPANY'S ACTIVITIES ARE MAKING HEAVY DEMANDS ON THE COMPANY'S STAFF'S SKILL LEVEL. THEREFORE, WE ARE PAYING MUCH ATTENTION TO STAFF TRAINING, AND MOTIVATION OF THEIR GOALS AND OBJECTIVES.

To provide its employees with customized training, the Company cooperates closely with more than 100 universities and colleges. We select graduates, organize practical training and internships for students in the Company's divisions. In 2002, customized training programs covered 2,827 persons.

The Company's vocational training system includes advanced training programs for the Company's managers, experts, and workers. They are organized in both in-house training centers, mostly the Polytechnic Educational Center, where we invite experts from those companies which produce machinery and equipment and teachers from other Russian training centers and educational institutions, and the best Russian and foreign colleges and universities. In 2002, such programs involved 24,815 persons, some 80% of them were trained in the Polytechnic Educational Center. Total educational costs amounted to RUR 88.3 mn.

The Company has been steadily developing and improving its staff incentive scheme. During the year under review we kept to our bonus plan: bonuses were paid depending on whether the employees met the challenge and achieved the target operating results.

We lay particular emphasis on encouraging young specialists to try to solve production, management and ecological problems in a new, effective way. The best young specialists receive grants from the Company and are sent abroad to train and study.

To find promising specialists and to engage them in tackling pressing problems of production, the Company annually hosts the Conference of Young Scientists and Specialists. In the reporting year the Company held its XXII Scientific and Technical Conference of Young Scientists and Specialists, which was attended by 283 young specialists. The economic effect of implementing the innovative projects presented by them topped RUR 100 mn.

SOCIAL PROGRAMS







SOCIAL PROTECTION OF ITS EMPLOYEES IS ONE OF THE COMPANY'S PRIORITIES WHICH BRINGS FORTH IMPROVED PRODUCTIVITY, BETTER AWARENESS OF THE COMPANY'S GOALS, AND AN INCREASING NUMBER OF TRUE PROFESSIONALS EMPLOYED BY THE COMPANY.

First and foremost, our social policy is focused on health protection of the Company's employees. We consider it essential because of the severe weather conditions in which the Company's workers produce oil. To achieve this objective, we carry out a variety of programs to send our employees, their families, and retired employees to health and recreation centers; we also provide health insurance, organize medical examinations and hospital treatment not covered by health insurance. During the year under review, the Company spent as much as RUR 800 mn on health protection programs.

We have been paying much attention to promotion of sport, and provision of sports and recreational facilities.

In the reporting year, more than 12,000 employees attended 22 sports clubs. 3,200 employees and 7,500 children of the Company's employees took part in the annual sports competitions.

The Company's social programs in 2002 included bonuses and guarantees to make non-recurrent payments, to pay tuition fees for those students who were sent by the Company, to provide housing, and pre-school facilities.

The Company has a non-state pension plan based on a life long pension scheme with fixed guaranteed payments, which depend on the length of work in the Company and a salary. According to the Provisions on Non-state Pension Plan for OJSC «Surgutneftegas» Employees, this plan is implemented by the Non-state Pension Fund «Surgutneftegas». The Fund has opened 5,166 registered pension accounts. Payments under pension plans in 2002 totaled some RUR 13.8 mn.

CHARITY WORK AND SPONSORSHIP



BEING INVOLVED IN CHARITY WORK AND SPONSORSHIP, THE COMPANY FINANCIALLY SUPPORTS NATIONWIDE AND REGIONAL SOCIAL, EDUCATIONAL, AND CULTURAL PROGRAMS, WHICH ARE TO CHERISH THE COUNTRY'S CULTURAL HERITAGE AND SPIRITUAL VALUES.

The Company has been a partner of the All-Russia Museum Association «The State Tretyakov Gallery» for seven years, a general sponsor of the Vakhtangov State Academical Theater for ten years, and a sponsor of the Russia Tennis Championship.

As part of its charity work, the Company helps to build and restore churches for people of different religions, including the Holy Trinity Sergii Laura, the Transfiguration of Our Lord Jesus Christ temple in Surgut, the Great Ascension temple near Nikitskiye Vorota in Moscow, the church complex in Khanty-Mansiysk, and the church in Kirishi.

The Company is concerned about those in need, and helps students of boarding schools, the Homeless Children Care Center, children's creative groups, the Orthodox Classic Grammar School in Surgut, and hospitals in Leningradskaya Oblast.

OJSC «SURGUTNEFTEGAS» HAS 15 SPORTS CENTERS EQUIPPED WITH ALL THE NECESSARY SPORTS FACILITIES. THERE ARE FOUR FITNESS CENTERS WITH SWIMMING POOLS, WORKOUT ROOMS, AND GYMNASIUMS, AN INDOOR ICE RINK, AND SKI TRACKS, WHICH OFFER A LARGE NUMBER OF THE COMPANY'S EMPLOYEES AND MEMBERS OF THEIR FAMILIES THE OPPORTUNITY TO PRACTICE SPORTS IN THEIR FREE TIME.



More than 3,000 employees take part in combined sports competitions held annually on 12 various sports.

More than 7,500 children of the Company's employees attend sports clubs organized specially for them. Children and teenagers win not only the regional and Russian sports contests, but also international championships.

Among the masters of sport who train at the Company's sports clubs are world champions in swimming, shooting, and polyathlon, champions and winners of international contests in water polo, orientation, arm wrestling, skiing, weight-lifting, and hockey.

In 2002, Kirishi hosted the International Water Polo Tournament initiated and sponsored by «PA «Kirishinefteorgsintez» Ltd. Teams from Australia, Russia, Germany, the Netherlands, and the United States of America participated in the Tournament.

The woman's national team of Russia, which includes a few swimmers from «KINEF-Surgutneftegas» team, took first place in the Tournament.


СУРГУТ







COMPANY STOCK MARKET PERFORMANCE

THE COMPANY'S SHARES ARE ONE OF THE MOST LIQUID SECURITIES ON THE RUSSIAN SECURITIES MARKET. IN THE YEAR UNDER REVIEW, THEY ACCOUNTED FOR ABOUT 12% OF THE TOTAL TURNOVER OF THE RUSSIAN TRADING SYSTEM (RTS).

DOMESTIC AND WORLD STOCK MARKET DYNAMICS, WORLD OIL PRICE FLUCTUATIONS, AND THE BUSINESS ENVIRONMENT IN RUSSIA WERE THE MAJOR DRIVERS BEHIND THE COMPANY'S SHARE PRICE IN 2002.

2002 witnessed the domestic stock market going through its ups and downs. In June 2002, the Company's stock quotations topped their 2000 historical maximum by 20%. According to the Company's annual results, its capitalization increased by 5% to reach USD 13.3 bn.

In the reporting year, the Company's shares were traded on both Russian exchanges, such as Moscow Interbank Currency Exchange and Stock Exchange «Saint Petersburg», and the OTC market. According to Listing Rules, ordinary and preferred shares of the Company were included in Level 2 Quotation List on NP «The RTS Stock Exchange» as of June 18, 2002. Due to new listing rules coming into effect, ordinary and preferred shares of OJSC «Surgutneftegas» were included in Quotation List B on NP «The RTS Stock Exchange» as of January 30, 2003.

Throughout the year, the Company maintained its American Depositary Receipt programs for ordinary and preferred shares. Program type — sponsored, 1-level. One ADR for the Company's ordinary shares is equivalent to 50 ordinary shares. One ADR for the Company's preferred shares is equivalent to 100 preferred shares. The Bank of New York acts as a depositary bank on the ADR programs.

By the end of the reporting year, shares converted into American Depositary Receipts exceeded 21% of the Company's authorized capital.

In 2002, the Company's ADRs were traded on the US over-the-counter market and on German exchanges, including those of Frankfurt, Berlin, Munich, and Baden-Wurttemberg.

RTS QUOTATIONS
FOR OJSC «SURGUTNEFTEGAS» SHARES

$ per share	IQ 2002	IIQ 2002	IIIQ 2002	IVQ 2002
Ordinary				
Max.	0.39	0.47	0.44	0.37
Min.	0.30	0.35	0.31	0.29
Preferred				
Max.	0.24	0.26	0.24	0.24
Min.	0.20	0.20	0.19	0.20

QUOTATIONS FOR COMPANY ADRS:

$ per ADR	IQ 2002	IIQ 2002	IIIQ 2002	IVQ 2002
ADRs on ords				
Max.	19.53	23.45	22.03	18.61
Min.	14.99	17.36	15.54	14.49
ADRs on prefs				
Max.	23.70	25.85	24.65	23.45
Min.	19.95	20.05	18.75	20.50

OPEN JOINT-STOCK COMPANY

SURGUTNEFTEGAS



FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

Independent audit firm «Audit firm «Aval» Limited has audited the accompanying financial statements attached hereto for the year ended December 31, 2002 which have been prepared by OJSC «Surgutneftegas» in accordance with requirements of the RF law.

«Audit firm «Aval» Limited is acting on the grounds of general audit license No 008169 issued on April 19, 2000 and certificate of state registration No 622.185 issued on September 8, 1993 by Moscow Registration Chamber.

Location: 35 Altufyevskoe Shosse, Moscow, 127410.

The audit firm is a member of Institute of Professional Auditors (IPA).

Open Joint Stock Company «Surgutneftegas» is acting on the grounds of certificate of state registration No 12-4782 as of June 27, 1996 (as amended on April 12, 2002).

Location: ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, 628400.

OJSC «Surgutneftegas» has obtained all duly executed licenses for the types of activities subject to special conditions provided for by the current law of the Russian Federation.

We conducted our audit of the accompanying financial statements of OJSC «Surgutneftegas» for the period from January 1 to December 31, 2002 inclusive. The financial statements of OJSC «Surgutneftegas» consist of balance sheet, profit and loss account, explanatory note, supplements to balance sheet and profit and loss account.

The Executive Body of OJSC «Surgutneftegas» is responsible for the preparation of the financial statements. It is our responsibility to express, based on our audit, an opinion on the fairness of these financial statements in all material respects and compliance of accounting and reporting regulations to the law of the Russian Federation.

We conducted our audit in accordance with Federal Law No 119-FZ «On Auditing Activity» of August 7, 2001, federal rules (standards) of auditing activity, approved by Decree No 696 of the RF Government as of September 23, 2002, IPA internal regulations (standards) of auditing activity, rules (standards) of auditor's auditing activity. The audit was planned and performed so as to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The audit included examining, on a test basis, evidence supporting the amounts and disclosures of information on financial and business activity presented in financial statements, assessing rules and regulations for preparation of financial statements, the accounting principles used and significant estimates made by OJSC «Surgutneftegas» management and evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for the opinions on the fairness of these financial statements and compliance of accounting and reporting regulations to the law of the Russian Federation.

In our opinion the financial statements of OJSC «Surgutneftegas» give a true and fair view of the state of the company's affairs as at December 31, 2002 and results of financial and business activity for the period from January 1 to December 31, 2002 inclusive.

Without changing its opinion Auditing Firm calls attention to uncertainty factor caused by amendments introduced to the current tax and duties law of the RF. In our opinion this could not significantly influence the assessment of OJSC «Surgutneftegas» financial position.

February 19, 2003

Director General
«Audit firm «Aval» Limited
S.Yu.Glukhov

BALANCE SHEET

(RUR mn)

	January 1, 2002	December 31, 2002
ASSETS		
Non-current assets		
Intangible assets	113.1	113.3
Fixed assets, construction in progress	225,410.3	231,106.5
Long-term financial investments	62,938.4	60,186.3
Current assets		
Stocks	15,413.2	16,377.9
Value added tax on acquired assets	1,384.3	1,832.3
Accounts receivable (due in more than 12 months after balance sheet date)	25.9	229.6
Accounts receivable (due within 12 months after balance sheet date)	14,926.8	21,535.3
Short-term financial investments	24,254.7	349.4
Cash	91,662.0	59,983.3
Other current assets	-	104,888.5
BALANCE	**436,128.7**	**496,602.4**
LIABILITIES		
Capital and reserves		
Charter capital	43,428.0	43,428.0
Additional capital	236,021.5	274,444.5
Reserve capital	6,514.2	6,514.2
Special-purpose financing and receipts	6,179.6	362.4
Prior years retained earnings	128,916.1	86,459.5
Prior years retained earnings – exchange rate difference basis	38,635.6	38,635.6
Costs through prior years earnings	(40,913.6)	*
Current year earnings from ordinary operations	*	49,524.9
Current year earnings – exchange rate difference basis	*	7,498.0
Costs through current year earnings	*	(39,102.2)
Long-term liabilities		
Borrowings and loans	-	1,902.8
Current liabilities		
Borrowings and loans	757.2	3,310.8
Accounts payable	7,549.4	12,178.7
Amounts due per revenues payments to participants	1,203.8	673.7
Deferred revenues	5,608.6	7,928.7
Reserves for future expenses	2,228.3	2,842.8
BALANCE	**436,128.7**	**496,602.4**

*Condensed financial statements are prepared in accordance with Order No 101 of the Ministry of Finance of the Russian Federation of November 28, 1996.

NOTES TO THE BALANCE SHEET

The financial statements of OJSC «Surgutneftegas» have been prepared in accordance with the current accounting standards of the Russian Federation. Due to application of new accounting scheme and revaluation of fixed assets there was an account balance developed for the beginning of reporting period as of January 1, 2002. Increased grand total resulting from revaluation of fixed assets amounted to RUR 117, 333.6 mn.

INTANGIBLE ASSETS

Intangible assets include rights of disposal of income-generating intellectual property arising from copyright and other agreements for products of scientific research, works of literature, art and objects covered by associated rights, software, databases; patents for inventions, production samples; certificates for usable models, trademarks and service marks or licence agreements for the use thereof.

(RUR mn)

Historical cost	01.01.2002	31.12.2002
Total intangible assets	172.8	223.9
including:		
Intellectual (industrial) property rights	172.8	223.9

FIXED ASSETS AND CONSTRUCTION IN PROGRESS

Based on actual purchase costs, item «Fixed assets» shows residual value of current fixed assets and those being reconstructed, upgraded, recovered, laid-up or in stock.

Fixed assets are depreciated based on line method in accordance with the Company's accounting policy.

(RUR mn)

Historical cost (adjusted)	01.01.2002	31.12.2002
Total fixed assets	516,495.6	540,478.3
including:		
buildings	23,785.7	28,109.3
structures	374,255.0	387,428.5
machinery and equipment	89,550.9	95,763.6
vehicles	18,833.7	19,091.7
production and general purpose tools	2,488.5	1,679.6
other fixed assets	7,581.8	8,405.6

Item «Construction in progress» includes the cost of construction and assembly work being performed on in-house and contractual basis as well as expenses for geological exploration and drilling activities.

(RUR mn)

Historical cost	01.01.2002	31.12.2002
Construction in progress	6,735.1	9,353.3

FINANCIAL INVESTMENTS

Item «Financial investments» includes short-term (up to one year) and long-term (over one year) investments in subsidiary and other companies, in charter capitals of subsidiary and other companies, state securities (bonds), and loans extended to other companies.

(RUR mn)

Item	01.01.2002	31.12.2002
Total long-term financial investments	62,938.4	60,186.3
including:		
interests and shareholdings in other entities	45,157.5	47,470.4
bonds and other debt obligations	9,974.4	9,974.4
loans granted	1,993.3	2,008.2
other	5,813.2	733.3
Total short-term financial investments	24,254.7	349.4
including:		
loans granted	55.6	25.6
other	24,199.1	323.8

STOCKS

Item «Stocks» includes the value of residual stock of raw materials, main and auxiliary materials, fuel, semi-finished items and components, spare parts, containers and packaging, and other material resources used to manufacture goods, render services and perform works; finished goods, goods for resale and dispatched goods; deferred expenses; work in progress i.e. products at various stages of the production cycle before its completion. Expenses are written off to cost of production based on lifo valuation method in accordance with the Company's accounting policy.

(RUR mn)

Item	01.01.2002	31.12.2002
Stocks	15,413.2	16,377.9
including:		
raw and other materials, other analogue values	9,483.7	10,233.0
livestock	16.3	14.0
work in progress expenses	162.2	192.0
finished goods and goods for resale	1,029.1	1,839.5
dispatched goods	429.3	54.3
deferred expenses	4,074.2	3,787.3
other stocks and costs	218.4	257.8

VALUE ADDED TAX ON ACQUIRED VALUES

This line shows the amount of value added tax on acquired inventories, intangible assets, works and services, etc. duly subject to allocation in the next reporting periods to reduction of tax amounts transferable to the budget and corresponding sources of its absorbing.

ACCOUNTS RECEIVABLE

The accounts receivable lines show amounts due to the Company from buyers and customers for dispatched goods, completed work and rendered services, including amounts due per contractual issued advances for future settlements, settlements of claims, as well as budget settlements of taxes and duties.

(RUR mn)

Item	01.01.2002	31.12.2002
Total accounts receivable due within 12 months after balance sheet date	14,926.8	21,535.3
including:		
buyers and customers	9,000.9	14,629.0
notes receivable	21.0	278.0
advances issued	2,497.5	1,982.7
other debtors	3,407.4	4,645.6
Total accounts receivable due in more than 12 months after balance sheet date	25.9	229.6
including:		
buyers and customers	-	-
advances issued	-	55.1
other debtors	25.9	174.5

CASH

Item «Cash» includes balances on ruble and foreign currency accounts, deposits, petty cash and other monetary resources: letters of credit, cheque books, post stamps.

(RUR mn)

Item	01.01.2002	31.12.2002
Total monetary resources	91,662.0	59,983.3
including:		
petty cash	0.5	0.6
settlement accounts	3,234.0	781.4
foreign currency accounts	987.5	0.1
other monetary resources	87,440.0	59,201.2

OTHER CURRENT ASSETS

Item «Other current assets» include amounts related to execution of trust property management contracts.

CHARTER CAPITAL

The charter capital of the Company as of December 31, 2002 is RUR 43,427,992,940 divided into 35,725,994,705 ordinary shares and 7,701,998,235 preferred shares with a par value of RUR 1 each.

ADDITIONAL CAPITAL

Item «Additional capital» includes amounts resulting from additional valuation of fixed assets, share premiums (received amounts in excess of the par value of placed shares), amounts of retained income directed to finance capital expenditure in production.

RESERVE CAPITAL

This item includes the reserve fund created in accordance with the legislation of the Russian Federation and charter documents of the Company.

SPECIAL-PURPOSE FINANCING AND RECEIPTS

Item «Special-purpose financing and receipts» shows resources for financing designated activities.

LONG-TERM AND SHORT-TERM LIABILITIES

Items «Borrowings and loans» show outstanding amounts of borrowings and loans with contractual maturities.

(RUR mn)

Item	01.01.2002	31.12.2002
Long-term bank loans	-	439.3
Long-term borrowings	-	1,463.5
Short-term bank loans	37.0	35.0
Short-term borrowings	720.2	3,275.8

ACCOUNTS PAYABLE

Item «Accounts payable» shows the balances due from the Company to suppliers and contractors for delivered assets, completed work and rendered services, wage arrears, amounts due to the budget and non-budget funds, due to contractual advances received from other entities.

(RUR mn)

Item	01.01.2002	31.12.2002
Total accounts payable	7,549.4	12,178.7
including:		
due to suppliers and contractors	3,189.8	2,203.5
notes payable	-	-
due to employees	1,791.5	1,694.5
due to government non-budget funds	386.9	287.5
due to the budget	1,577.4	1,267.9
advances received	371.6	783.4
other payables	232.2	5,941.9

DEFERRED EXPENSES

This item reflects amounts of special-purpose financing directed to fixed assets put into operation with subsequent posting of accumulated depreciation as non-operating gains.

RESERVES FOR FUTURE EXPENSES

This item shows reserves for forthcoming vacation allowance payments. The procedure to reserve amounts is governed by appropriate act of legislation and the Company's accounting policy.

PROFIT AND LOSS ACCOUNT

(RUR mn)

Item	2002	2001
Net revenue from sales of goods, products, works and services (less VAT, excise duties and similar obligatory payments)	185,821.0	147,136.2
Cost of goods, products, works, services sold	111,829.1	70,996.3
Selling expenses	11,630.0	11,165.1
Interest receivable	2,040.2	4,584.9
Interest payable	12.5	12.4
Minority interest	5.1	0.1
Other operating revenues	120,056.2	666.9
Other operating expenses	123,321.2	2,644.9
Non-sale revenues	2,473.4	567.3
Non-sale expenses	2,392.9	3,142.5
Profit tax and other similar obligatory payments	11,685.3	13,223.6
Earnings from ordinary operations	49, 524.9	51,770.6
For reference only:		
Earnings estimated on the exchange rate difference basis	*7,498.0*	*7,713.9*

DISTRIBUTION OF PROFIT FOR 2002

(RUR mn)

Item	Amount
Current year earnings from ordinary operations	49,524.9
Current year profit expenditure, total	39,102.2
Including:	
reserve fund	
for establishing funds to finance capital investments	39,102.2
Retained earnings (net profit), total	10,422.7
including retained earnings for	
dividends	1,882.6
for establishing funds to finance capital investments	8,540.1

NOTES TO THE PROFIT AND LOSS ACCOUNT

Current year revenue from the sale of goods, work and services amounted to RUR 185,821.0 million or 26.3% over last year results. Higher sales revenue is due to increased sales volumes and more favourable world market prices on oil and oil products.

The cost of sales of goods, works and services grew by 57.5% to RUR 111,829.1 million as compared to 2001. Higher cost is due to increased production output and sales volumes, higher tax payments caused by changed tax legislation of the RF, growth of material expenses related to higher cost of materials and raised electricity tariffs together with higher depreciation costs resulting from revaluation of fixed assets.

Pre-tax profit earned by the Company in the current year totalled RUR 61,210.2 million, including:

(RUR mn)

Item	2002	2001	Absolute deviation
Sales profit	62,361.9	64,974.8	-2,612.9
Interest receivable	2,040.2	4,584.9	-2,544.7
Interest payable	12.5	12.4	0.1
Minority interests	5.1	0.1	5.0
Other operating revenues	120,056.2	666.9	119,389.3
Other operating expenses	123,321.2	2,644.9	120,676.3
Non-sales revenues	2,473.4	567.3	1,906.1
Non-sales expenses	2,392.9	3,142.5	-749.6
Profit before tax	61,210.2	64,994.2	-3,784.0
For reference only:			
Earnings estimated on the exchange rate difference basis	*7,498.0*	*7,713.9*	*-215.9*

BALANCE SHEET

(RUR mn)

	January 1, 2002	December 31, 2002
ASSETS		
Non-current assets		
Intangible assets	40,102.9	40,112.5
Fixed assets, construction in progress	233,442.3	241,788.4
Long-term financial investments	39,343.1	36,667.8
Current assets		
Stocks	18,612.4	19,612.8
Value added tax on acquired assets	1,867.1	2,705.2
Accounts receivable (due in more than 12 months after balance sheet date)	27.7	237.4
Accounts receivable (due within 12 months after balance sheet date)	15,720.4	22,169.6
Short-term financial investments	24,738.4	338.1
Cash	96,118.5	60,741.0
Other current assets	-	104,888.5
BALANCE	**469,972.8**	**529,261.3**
LIABILITIES		
Capital and reserves		
Charter capital	43,428.0	43,428.0
Additional capital	249,211.0	287,683.0
Reserve capital	6,518.2	6,523.1
Special-purpose financing and receipts	8,799.4	1,407.7
Prior years retained earnings	145,775.1	101,514.2
Prior years retained earnings – exchange rate difference basis	38,802.3	38,749.4
Costs from prior years earnings	(41,894.9)	*
Uncovered loss of previous years	(74.5)	(68.5)
Current year earnings from ordinary operations	*	49,805.4
Current year earnings – exchange rate difference basis	*	7,542.5
Costs from current year earnings	*	(39,102.2)
Uncovered loss of current year	*	(29.8)
Minority interest	615.9	3,544.1
Business reputation of subsidiaries	15.5	15.5
Long-term liabilities		
Borrowings and loans	120.5	2,028.9
Current liabilities		
Borrowings and loans	873.8	687.3
Accounts payable	9,433.9	14,280.0
Amounts due per revenues payments to participants	499.7	465.9
Deferred revenues	5,609.5	7,934.0
Reserves for future expenses and payments	2,239.4	2.852.8
BALANCE	**469,972.8**	**529,261.3**

*Condensed financial statements are prepared in accordance with Order No 101 of the Ministry of Finance of the Russian Federation of November 28, 1996.

PROFIT AND LOSS ACCOUNT

(RUR mn)

Item	2002	2001
Net revenue from sales of goods, products, works and services (less VAT, excise duties and similar obligatory payments)	200,945.0	163,866.0
Cost of goods, works, services sold	122,782.2	83,921.2
Selling expenses	12,755.5	12,219.3
Management expenses	4.7	3.5
Sales profit	65,402.6	67,722.0
Interest receivable	2,149.4	4,833.0
Interest payable	45.4	48.5
Minority interest	5.3	0.1
Other operating revenues	128,181.6	2,235.9
Other operating expenses	131,966.8	4,254.2
Non-sale revenues	1,315.2	596.0
Non-sale expenses	2,948.0	3,532.2
Profit tax and other similar obligatory payments	12,318.3	13,885.2
Earnings from operating activities	49,775.6	53,666.9
Current year profit expenditure	39,102.2	41,894.9
Current year retained earnings	10,673.4	11,772.0
Minority interest	29.1	44.2
For reference only:		
Earnings estimated on the exchange rate difference basis	*7,542.5*	*7,767.1*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of OJSC «Surgutneftegas» consolidate the Company's and its subsidiaries' financial statements.

As of January 1, 2002 account balance, at the beginning of reporting period, was developed due to application of new accounting scheme and revaluation of fixed assets. Increased grand total resulting from revaluation of fixed assets amounted to RUR 118,941.3 mn.

The consolidated financial statements of the Company for 2002 were prepared in accordance with the following normative instruments:

– Federal Law No 129-FZ «On Accounting» of November 21, 1996 (as revised on January 10, 2003);

– Order No 112 of the Ministry of Finance of the Russian Federation «On Recommendations on Methods of Preparation and Submission of Consolidated Financial Statements» of December 30, 1996 (as revised on May 12, 1999), hereinafter referred to as Order No 112;

– «Accounting and Reporting Regulations in the Russian Federation» approved by Order No 34n of the Ministry of Finance of the Russian Federation of July 29, 1998 (as revised on March 24, 2000);

– «Accounting Regulations «Financial Statements of an Enterprise» (PBU 4/99) approved by Order No 43n of the Ministry of Finance of the Russian Federation of July 6, 1999;

– Order No 60n of the Ministry of Finance of the Russian Federation «Recommendations on Methods of Preparing Financial Statements Figures of an Enterprise» of June 28, 2000.

In accordance with the provisions contained in Article 1.3 of Order No 112, the subsidiaries' financial statements are included in the consolidated financial statements:

– the parent company possesses over fifty per cent of the voting stock of a joint-stock company or over fifty per cent of the charter capital of a limited liability company;

– the parent company may determine the resolutions adopted by a subsidiary, in accordance with a contract concluded between the parent company and a subsidiary;

– if the parent company applies other methods to determine resolutions adopted by a subsidiary.

The consolidated financial statements show the financial position of the group of link-up enterprises, hereinafter referred to as the Group, for the accounting period.

The Group includes OJSC «Surgutneftegas» and the following subsidiaries:

CJSC «Surgutneftestroy»
OJSC «NK«Surgutneftegas»
«Surgutmebel» Ltd.
OJSC «Sovkhoz «Chervishevsky»
«KINEF» Ltd.
«Pskovnefteprodukt» Ltd.
«Kaliningradnefteprodukt» Ltd.
«Marketing Unit «Tvernefteprodukt» Ltd.
«Novgorodnefteprodukt» Ltd.
«Neft-Konsalting» Ltd.
«Invest-Zashchita» Ltd.
«Central Surgut Depository» Ltd.
«Investsibirstroy» Ltd.
«Surgutneftegasbureniye» Ltd.

THE ORDER OF CONSOLIDATION OF FINANCIAL STATEMENTS OF THE PARENT COMPANY AND ITS SUBSIDIARIES INTO CONSOLIDATED FINANCIAL STATEMENTS

According to Order No 112, Section No 3 the following rules of consolidation of financial statements of the parent company and its subsidiaries were observed while drawing up consolidated statements:

Consolidated balance sheet:

– the assets and liabilities figures of the balance sheet are added up;

– the investments of the parent company and its subsidiaries and charter capitals of subsidiaries at the share owned by the parent company are not included into the consolidated balance sheet;

– the figures showing accounts receivable and accounts payable between the parent company and its subsidiaries and among subsidiaries are excluded;

– profit, included in the book value of property of the parent company or subsidiaries, from transactions conducted between the parent company and its subsidiaries and those conducted among subsidiaries is excluded;

– dividends paid to the parent company by its subsidiaries or other subsidiaries of the same parent company and to the subsidiaries by the parent company are excluded;

– minority interest shows the amount of the charter capital of the subsidiaries, which does not belong to the parent company;

– unified accounting policy is used in financial statements of the parent company and its subsidiaries with respect to similar items of property and liabilities.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

– the figures of the profit and loss account of the parent company and its subsidiaries are added up;

– sales revenue (goods, work, services) between the parent company and its subsidiaries and among subsidiaries of a parent company and expenses for these sales are excluded;

– dividends paid to the parent company by its subsidiaries or other subsidiaries of the same parent company and to the subsidiaries by the parent company are excluded;

– other profits and expenses resulting from transactions between the parent company and its subsidiaries and also among subsidiaries are excluded;

– minority interest shows the amount of the financial result of the subsidiaries, which does not belong to the parent company;

– unified accounting policy is used in financial statements of the parent company and its subsidia ries with respect to similar items of profits and expenses.

BOARD OF DIRECTORS



Alexander V. Usoltsev

Chairman of the Board of Directors

Mr. Usoltsev is 64 and has been a member of the Board of Directors of the Company since 1996



Vladimir L. Bogdanov

Mr. Bogdanov is 51 and has been a member of the Board of Directors of the Company since 1993



Sergei A. Ananyev

Mr. Ananyev is 43 and has been a member of the Board of Directors of the Company since 1998



Yuri N. Anziryayev

Mr. Anziryayev is 51 and has been a member of the Board of Directors of the Company since 1996



Alexander N. Bulanov

Mr. Bulanov is 43 and has been a member of the Board of Directors of the Company since 1998



Nikolai I. Matveev

Mr. Matveev is 60 and has been a member of the Board of Directors of the Company since 2001



Nikolai Ya. Medvedev

Mr. Medvedev is 60 and has been a member of the Board of Directors of the Company since 2001



Sergei A. Fedorov

Mr. Fedorov is 47 and has been a member of the Board of Directors of the Company since 2001



Baizet Yu. Mugu

Mr. Mugu is 49 and has been a member of the Board of Directors of the Company since 2002

ADDITIONAL INFORMATION

ANNUAL FINANCIAL STATEMENTS

The financial statements for the year was signed by Vladimir L. Bogdanov, Director General, and Mikhail N. Globa, Chief Accountant, and submitted to the Surgut City State Statistics Directorate located at: ul. 30 Let Pobedy, 19, Surgut, Tyumenskaya Oblast, Russian Federation, 628400

INFORMATION ON THE COMPANY'S REGISTRAR

Closed Joint Stock Company «Surgutinvestneft»; license No 01100, issued by the Federal Securities Market Commission of Russia on August 8, 1996, for the right to keep the registers of holders of registered securities.
Located at: ul. Entuziastov, 52/1, Surgut, Tyumenskaya Oblast, Russian Federation, 628400

INFORMATION ON THE COMPANY'S AUDITOR

«Audit firm «Aval» Limited; acting on the grounds of general audit license
No 008169 issued on April 19, 2000 and certificate of state registration No 622.185 issued on September 8, 1993 by Moscow Registration Chamber

INVESTOR RELATION SERVICE

ul. Myasnitskaya, 34, building 1, Moscow, Russian Federation, 101000. Tel. (095) 928-96-35

PUBLIC ANNOUNCEMENTS

The Company publishes information for shareholders in the «Neft Priobya» weekly newspaper

INFORMATION ON THE COMPANY IN INTERNET

www.surgutneftegas.ru

FULL COMPANY NAME: Open Joint Stock Company «Surgutneftegas»
ADDRESS: ul. Kukuyevitskogo, 1, Surgut, Tyumenskaya Oblast, Russian Federation, 628400
REPRESENTATIVE OFFICE: The Moscow Office of OJSC «Surgutneftegas»
ADDRESS: ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000

The present Brochure includes major parts of annual report and financial statements of OJSC «Surgutneftegas» for 2002

OJSC «Surgutneftegas», «Company», «we», «our» and «us» used in the text of the present annual report are interchangeable terms and relate to «Surgutneftegas» group of companies as a whole, OJSC «Surgutneftegas» and/or its subsidiaries subject to the context

Printed by «Neft Priobya» Publishing Center. Order 1733-2003. 300 copies.